UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9F/A
(Amendment No. 1)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder
INTERNATIONAL ROYALTY CORPORATION
(Name of Subject Company)
INTERNATIONAL ROYALTY CORPORATION
(Name of Person(s) Filing Statement)
Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Common Shares
(Title of Class of Securities)
460277106
(CUSIP Number of Class of Securities)
Douglas B. Silver
Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, CO 80112
(303) 799-9020
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)
With copies to:

Sonny Allison	Michael J. Bourassa
Perkins Coie LLP	Richard J. Steinberg
1899 Wynkoop Street, Suite 700	Fasken Martineau DuMoulin LLP
Denver, CO 80202	66 Wellington Street West
(303) 291-2300	Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6
(416) 366-8381

This Amendment No. 1 to Schedule 14D-9F (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F (as amended, the “Schedule 14D-9F”) initially filed with the U.S. Securities and Exchange Commission on December 31, 2009 by International Royalty Corporation. The Schedule 14D-9F relates to the cash tender offer by 7293275 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of Franco-Nevada Corporation (the “Parent”), to purchase all of the issued and outstanding shares of International Royalty Corporation’s common stock at a price per share of C$6.75 in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated December 14, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time. The purpose of the Amendment is to make certain immaterial changes to the Inadequacy Opinion of Scotia Capital, which is attached as Schedule B to the Directors’ Circular.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
ITEM 1. Home Jurisdiction Documents
Directors’ Circular, December 28, 2009, of International Royalty Corporation (the “Directors’ Circular” )
ITEM 2. Informational Legends
See “Notice to United States Holders” on the outside front cover of Directors’ Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Franco-Nevada Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Georgeson, the information agent retained by International Royalty Corporation (“IRC”), North American toll free at 1-866-725-6575 or collect at 1-212-806-6859.

DIRECTORS’ CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER BY

FRANCO-NEVADA CORPORATION

TO PURCHASE ANY AND ALL OF THE COMMON SHARES OF

INTERNATIONAL ROYALTY CORPORATION

FOR C$6.75 CASH FOR EACH COMMON SHARE

The IRC Board of Directors unanimously recommends that
IRC Shareholders

REJECT

the Franco-Nevada Offer and NOT TENDER their IRC Common Shares

THE IRC BOARD BELIEVES THAT THE
ROYAL GOLD TRANSACTION IS SUPERIOR TO THE
FRANCO-NEVADA OFFER AND MORE ATTRACTIVE
TO IRC SHAREHOLDERS

As announced on December 18, 2009, IRC and Royal Gold, Inc. have entered into an arrangement agreement under which IRC Shareholders will receive, for each IRC Common Share, C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares) or a combination thereof, subject to certain restrictions on maximum cash and shares.

December 28, 2009

NOTICE TO UNITED STATES HOLDERS

The tender offer referred to herein is made for securities of a Canadian issuer and while IRC and Franco-Nevada are subject to Canadian disclosure requirements, securityholders should be aware that these requirements are different from those of the United States. The enforcement by United States securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that IRC is established under the laws of a foreign country and that some of its directors and officers are residents of a foreign country.

10 Inverness Drive East
Suite 104
Englewood, Colorado 80112

December 28, 2009

Dear International Royalty Securityholder:

On December 14, 2009, Franco-Nevada Corporation formally commenced an unsolicited offer (the “Franco-Nevada Offer”), through its wholly-owned subsidiary, 7293275 Canada Inc., to purchase any and all of the outstanding common shares (“IRC Common Shares”) of International Royalty Corporation (“IRC”) and by now, you have likely received materials from Franco-Nevada asking you to tender your IRC Common Shares to the Franco-Nevada Offer.

As announced by IRC on December 18, 2009, IRC and Royal Gold, Inc. (“Royal Gold”) have entered into an arrangement agreement pursuant to which Royal Gold would acquire, directly or indirectly, all of the issued and outstanding IRC Common Shares in exchange for, at the election of each shareholder of IRC (an “IRC Shareholder”), C$7.45 in cash or 0.1385 common shares of Royal Gold (“Royal Gold Shares”), or shares of a Canadian subsidiary of Royal Gold that are exchangeable for Royal Gold Shares (“Exchangeable Shares”), or a combination thereof, for each IRC Common Share, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares in the aggregate and subject to pro-ration of the number of Royal Gold Shares and Exchangeable Shares, if IRC Shareholders elect to receive more than approximately US$314 million in cash, all as described in greater detail in the material change report of IRC dated December 24, 2009 and filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com under IRC’s profile (the “Royal Gold Transaction”). A special meeting of securityholders of IRC is scheduled to be held on Tuesday, February 16, 2010 at which IRC Shareholders and IRC optionholders (together with the IRC Shareholders, “IRC Securityholders”) will be asked to approve the Royal Gold Transaction.

The board of directors IRC (the “IRC Board”) believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders.

The IRC Board unanimously recommends that IRC Shareholders REJECT the Franco-Nevada Offer. We urge that you NOT TENDER your IRC Common Shares to the Franco-Nevada Offer.

In addition, IRC has been advised by the directors and officers of IRC that they, together with their respective associates, intend to REJECT the Franco-Nevada Offer and NOT TENDER their respective IRC Common Shares.

The enclosed Directors’ Circular explains in detail why the IRC Board has reached this conclusion, and we strongly encourage you to read the Directors’ Circular in its entirety. As you will see, the IRC Board considered many factors, including the recommendation of a special committee of directors and a written opinion from IRC’s financial advisor, Scotia Capital Inc. (“Scotia Capital”), which states that, as of the date of this Directors’ Circular and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered by Franco-Nevada under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC Shareholders other than Franco-Nevada and its affiliates.

Reasons for the IRC Board’s Unanimous Recommendation

As described in more detail in the enclosed Directors’ Circular, the IRC Board cites numerous reasons for its rejection of the Franco-Nevada Offer, including that:

•	The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders.

•	The opportunity to receive Royal Gold Shares under the Royal Gold Transaction provides IRC Shareholders with potential benefits not available under the Franco-Nevada Offer.

•	IRC Shareholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have agreed with Royal Gold to vote their IRC Common Shares and IRC Options in favour of the Royal Gold Transaction.

•	IRC’s financial advisor, Scotia Capital, has provided a written opinion that the consideration offered under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC Shareholders.

•	The Franco-Nevada Offer is structured as an “any and all” offer and is coercive.

•	The Franco-Nevada Offer is highly conditional and is not a firm offer.

•	The conditions of the Franco-Nevada Offer cannot be satisfied.

•	The Franco-Nevada Offer is not a Permitted Bid under the IRC Rights Plan.

For the above reasons, we urge you to REJECT the Franco-Nevada Offer and NOT TENDER your IRC Common Shares. If you have tendered your IRC Common Shares, you can withdraw them. For assistance with withdrawing your IRC Common Shares, contact your broker or our information agent, Georgeson, at one of the numbers below. In addition, Georgeson is available to answer any questions you might have in respect of the information contained in the enclosed Directors’ Circular.

North American Toll-Free Number:	1-866-725-6575
Banks, Brokers and Collect Calls:	1-212-806-6859

On behalf of the IRC Board, I would like to thank you for your continued support.

Sincerely,

Douglas B. Silver
Chairman of the Board of Directors
International Royalty Corporation

- ii -

QUESTIONS AND ANSWERS
ABOUT THE FRANCO-NEVADA OFFER
AND THE ROYAL GOLD TRANSACTION

The Questions and Answers set out below are intended to be a summary only of certain information contained in this Directors’ Circular and are qualified in their entirety by the more detailed information appearing elsewhere in this Directors’ Circular. All capitalized terms in the Questions and Answers set out below have the meanings ascribed to such terms elsewhere in this Directors’ Circular, including in Schedule A to this Directors’ Circular.

Should I accept or reject the Franco-Nevada Offer?

The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders. Accordingly, the IRC Board unanimously recommends that you REJECT the Franco-Nevada Offer and NOT TENDER your IRC Common Shares. In addition, IRC has been advised by the directors and officers of IRC that they, together with their respective associates, intend to REJECT the Franco-Nevada Offer and NOT TENDER their respective IRC Common Shares.

What will I receive under the Royal Gold Transaction?

As announced by IRC on December 18, 2009, IRC and Royal Gold have entered into the Arrangement Agreement pursuant to which Royal Gold would acquire, directly or indirectly, all of the issued and outstanding IRC Common Shares in exchange for, at the election of each IRC Shareholder, C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares) or a combination thereof, for each IRC Common Share, subject to a maximum of $350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares in the aggregate and subject to pro-ration of the number of Royal Gold Shares and Exchangeable Shares, if IRC Shareholders elect to receive more than approximately $314 million in cash.

Certain IRC Shareholders who are residents of Canada for purposes of the Income Tax Act (Canada), hold their IRC Common Shares as capital property and file a joint election with Royal Gold will generally be able to exchange their IRC Common Shares for Exchangeable Shares under the Royal Gold Transaction on a fully or partially tax-deferred basis under the Income Tax Act (Canada). Further information will be included in the Management Proxy Circular to be mailed in connection with the IRC Special Meeting.

When will I receive more information about the Royal Gold Transaction?

IRC will send a detailed Management Proxy Circular to IRC Securityholders in mid-January 2010 in connection with the IRC Special Meeting scheduled to be held on February 16, 2010. The Management Proxy Circular which will contain further details concerning the Royal Gold Transaction, the recommendation of the IRC Board that IRC Shareholders vote in favour of the Royal Gold Transaction and a copy of the Royal Gold Transaction Fairness Opinion.

Why does the IRC Board believe that the Franco-Nevada Offer should be rejected?

The IRC Board believes that IRC Shareholders should REJECT the Franco-Nevada Offer and NOT TENDER their IRC Common Shares. The IRC Board’s reasons include:

•	The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders.

•	The opportunity to receive Royal Gold Shares under the Royal Gold Transaction provides IRC Shareholders with potential benefits not available under the Franco-Nevada Offer.

•	IRC Shareholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have agreed with Royal Gold to vote their IRC Common Shares and IRC Options in favour of the Royal Gold Transaction.

•	IRC’s financial advisor, Scotia Capital, has provided a written opinion that the consideration offered under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC Shareholders.

•	The Franco-Nevada Offer is structured as an “any and all” offer and is coercive.

- iii -

•	The Franco-Nevada Offer is highly conditional and is not a firm offer.

•	The conditions of the Franco-Nevada Offer cannot be satisfied.

•	The Franco-Nevada Offer is not a Permitted Bid under the IRC Rights Plan.

A more detailed discussion of the reasons for the unanimous recommendation of the IRC Board is included under the heading “Reasons for the IRC Board’s Unanimous Recommendation Regarding the Franco-Nevada Offer” in this Directors’ Circular.

How do I reject the Franco-Nevada Offer?

You do not need to do anything. DO NOT tender your IRC Common Shares to the Franco-Nevada Offer.

Can I withdraw my IRC Common Shares if I have already tendered them to the Franco-Nevada Offer?

YES. Under the terms of the Franco-Nevada Offer, Franco-Nevada cannot take up any IRC Common Shares before 8:00 p.m. (Toronto time) on January 19, 2010, being the current expiry time of the Franco-Nevada Offer.

According to the Franco-Nevada Circular, you can withdraw your IRC Common Shares:

•	at any time before the IRC Common Shares have been taken up by Franco-Nevada;

•	at any time before the expiration of ten days from the date upon which:

•	a notice of change relating to a change which has occurred in the information contained in the Franco-Nevada Circular, as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of an IRC Shareholder to accept or reject the Franco-Nevada Offer (other than a change that is not within the control of Franco-Nevada or of an affiliate of Franco-Nevada) in the event that such change occurs prior to the expiry time of the Franco-Nevada Offer or after the expiry time of the Franco-Nevada Offer but before the expiry of all rights to withdraw the IRC Common Shares deposited under the Franco-Nevada Offer; or

•	a notice of variation concerning a variation in the terms of the Franco-Nevada Offer (other than a variation consisting solely of an increase in the consideration offered for the IRC Common Shares and an extension of the time for deposit to not later than ten days after the date of notice of variation and/or a variation in the terms of the Franco-Nevada Offer consisting solely of a waiver of one or more of the conditions of the Franco-Nevada Offer);

is mailed, delivered or otherwise properly communicated, but only if such deposited IRC Common Shares have not been taken up by Franco-Nevada before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by the courts or applicable securities regulatory authorities; or

•	if the IRC Common Shares have not been paid for by Franco-Nevada within three business days after having been taken up.

How do I withdraw my IRC Common Shares from the Franco-Nevada Offer?

We recommend you contact your broker or our information agent, Georgeson, at one of the numbers listed at the end of this Q&A for information on how to withdraw your IRC Common Shares.

Given that the Franco-Nevada Offer is conditional upon IRC not entering into a transaction such as the Royal Gold Transaction, has the Franco-Nevada Offer been withdrawn?

As of the date hereof, Franco-Nevada has not waived this condition. If Franco-Nevada does not waive this condition prior to the expiry of the Franco-Nevada Offer, Franco-Nevada will not be able to take up any IRC Common Shares tendered to the Franco-Nevada Offer.

- iv -

My broker advised me to tender my IRC Common Shares to the Franco-Nevada Offer. Should I?

NO. The IRC Board has unanimously recommended that IRC Shareholders REJECT the Franco-Nevada Offer and NOT TENDER their IRC Common Shares.

Do I have to make a decision now regarding the Franco-Nevada Offer?

NO. You do not have to take any action at this time. The Franco-Nevada Offer is scheduled to expire at 8:00 p.m. (Toronto time) on January 19, 2010. The IRC Board unanimously recommends that you REJECT the Franco-Nevada Offer and NOT TENDER your IRC Common Shares. The IRC Special Meeting at which IRC Securityholders will be asked to approve the special resolution in respect of the Royal Gold Transaction is scheduled to be held on February 16, 2009.

However, if you have already tendered IRC Common Shares to the Franco-Nevada Offer and you decide to withdraw these IRC Common Shares from the Franco-Nevada Offer, you must allow sufficient time to complete the withdrawal process prior to the expiry of the Franco-Nevada Offer. Contact your broker or Georgeson at one of the numbers listed below.

Who do I ask if I have more questions?

The IRC Board recommends that you read the information contained in this Directors’ Circular. You should contact Georgeson, the information agent retained by IRC, at one of the numbers listed below, with any questions or requests for assistance you might have.

North American Toll-Free Number:	1-866-725-6575
Banks, Brokers and Collect Calls:	1-212-806-6859

- v -

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular contains, among other things, the unanimous recommendation of the IRC Board that IRC Shareholders reject the Franco-Nevada Offer and not tender their IRC Common Shares. This Directors’ Circular, including the discussion of the reasons for the IRC Board’s unanimous recommendation, contains forward-looking statements that were based on expectations, estimates and projections as of the date of this Directors’ Circular. Such forward-looking statements can be found in, among other sections, “Unanimous Recommendation of the IRC Board” and “Reasons for the IRC Board’s Unanimous Recommendation Regarding the Franco-Nevada Offer”. Generally these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Any forward-looking statement is subject to known and unknown risks, uncertainties and other factors which may cause actual results and developments to materially differ from those expressed by, or implied by the forward-looking statements in this Directors’ Circular.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict, including, without limitation, the risk that the Royal Gold Transaction may not be completed or, if the Royal Gold Transaction is completed, uncertainties regarding the combination of IRC and Royal Gold and the ability to realize growth opportunities. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on certain factors, including, but not limited to: the conditions to the Royal Gold Transaction not being satisfied; fluctuations in the price of nickel, gold, silver, copper and other minerals; changes to estimated production levels; the ability to obtain adequate financing in the future on favourable terms; changes in expected production costs; interpretation of royalty contracts and calculations; and the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these projects. IRC’s forward-looking statements in this Directors’ Circular are based on certain assumptions, including, but not limited to, those set out elsewhere in this Directors’ Circular. Any forward-looking statements included in this Directors’ Circular represent IRC’s views and those of the IRC Board as of the date of this Directors’ Circular. While IRC anticipates that subsequent events and developments may cause IRC’s views and those of the IRC Board to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views or those of the IRC Board as of any date subsequent to the date of this Directors’ Circular. Accordingly, readers should not place undue reliance on any forward-looking statements.

CURRENCY

All dollar references in this Directors’ Circular are in U.S. dollars unless otherwise indicated. All references in this Directors’ Circular to “C$” refer to Canadian dollars.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets out the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, for the period indicated and the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the noon buying rates as quoted by the Bank of Canada:

	Nine Months Ended	Year Ended December 31,
	September 30, 2009	2008	2007	2006

High	0.9422	1.0289	1.0925	0.9099
Low	0.7692	0.7711	0.8437	0.8528
Rate at end of period	0.9327	0.8166	1.012	0.8581
Average rate per period	0.8546	0.9381	0.9304	0.8817

On December 24, 2009, the exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rate of the Bank of Canada was $0.9535.

NOTICE REGARDING INFORMATION

All information in this Directors’ Circular is given as of December 28, 2009 unless otherwise indicated.

All references in this Directors’ Circular to Franco-Nevada include references to its wholly-owned subsidiary, 7293275 Canada Inc., unless the context otherwise requires.

SUMMARY

The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular. All capitalized terms in the summary have the meanings ascribed to such terms elsewhere in this Directors’ Circular, including in Schedule A to this Directors’ Circular.

The Franco-Nevada Offer:	Franco-Nevada has offered to purchase, through its wholly-owned subsidiary, 7293275 Canada Inc., any and all of the outstanding IRC Common Shares for consideration of C$6.75 in cash for each IRC Common Share.

The Royal Gold Transaction:	As announced by IRC on December 18, 2009, IRC and Royal Gold have entered into the Arrangement Agreement pursuant to which Royal Gold would acquire, directly or indirectly, all of the issued and outstanding IRC Common Shares in exchange for, at the election of each IRC Shareholder, C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares) or a combination thereof, for each IRC Common Share, subject to a maximum of $350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares in the aggregate and subject to pro-ration of the number of Royal Gold Shares and Exchangeable Shares, if IRC Shareholders elect to receive more than approximately $314 million in cash.

Recommendation of the IRC Board:	The IRC Board unanimously recommends that IRC Shareholders REJECT the Franco-Nevada Offer and NOT TENDER their IRC Common Shares.

The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders.

Reasons for Rejection:	The IRC Board has carefully reviewed and considered the Franco-Nevada Offer, with the benefit of advice from its financial advisor and its legal advisors. The IRC Board’s reasons for its recommendation include:

• The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders.

• The opportunity to receive Royal Gold Shares under the Royal Gold Transaction provides IRC Shareholders with potential benefits not available under the Franco-Nevada Offer.

•     IRC Shareholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have agreed with Royal Gold to vote their IRC Common Shares and IRC Options in favour of the Royal Gold Transaction.

•     IRC’s financial advisor, Scotia Capital, has provided a written opinion that the consideration offered under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC Shareholders.

• The Franco-Nevada Offer is structured as an “any and all” offer and is coercive.

• The Franco-Nevada Offer is highly conditional and is not a firm offer.

• The conditions of the Franco-Nevada Offer cannot be satisfied.

• The Franco-Nevada Offer is not a Permitted Bid under the IRC Rights Plan.

Rejection of the Franco-Nevada Offer by Directors and Officers:	IRC has been advised by the directors and officers of IRC that they, together with their respective associates, intend to REJECT the Franco-Nevada Offer and NOT TENDER their respective IRC Common Shares.

DIRECTORS’ CIRCULAR

This Directors’ Circular is issued by the board of directors (the “IRC Board”) of International Royalty Corporation (“IRC”) in connection with the offer (the “Franco-Nevada Offer”) dated December 14, 2009, by Franco-Nevada Corporation (“Franco-Nevada”) to purchase any and all of the outstanding common shares (the “IRC Common Shares”) of IRC for consideration of C$6.75 for each IRC Common Share, upon the terms and conditions set forth in the Franco-Nevada Offer and the accompanying take-over bid circular (collectively, the “Franco-Nevada Circular”). The Franco-Nevada Offer is currently scheduled to expire at 8:00 p.m. (Toronto time) on January 19, 2010, unless extended or withdrawn.

Information herein relating to Franco-Nevada and the Franco-Nevada Offer has been derived from the Franco-Nevada Circular. While the IRC Board has no reason to believe that such information is inaccurate or incomplete, the IRC Board does not assume any responsibility for the accuracy or completeness of such information.

UNANIMOUS RECOMMENDATION OF THE IRC BOARD

FRANCO-NEVADA OFFER

The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders. The IRC Board unanimously recommends that IRC Shareholders REJECT the Franco-Nevada Offer and NOT TENDER their IRC Common Shares.

IRC has been advised by the directors and officers of IRC that they, together with their respective associates, intend to REJECT the Franco-Nevada Offer and NOT TENDER their respective IRC Common Shares.

ROYAL GOLD TRANSACTION

The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders.

As announced on December 18, 2009, IRC and Royal Gold have entered into the Arrangement Agreement under which IRC Shareholders will receive, for each IRC Common Share, C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares) or a combination thereof, subject to a maximum of $350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares in the aggregate and subject to pro-ration of the number of Royal Gold Shares and Exchangeable Shares, if IRC Shareholders elect to receive more than approximately $314 million in cash.

REASONS FOR THE IRC BOARD’S UNANIMOUS RECOMMENDATION REGARDING
THE FRANCO-NEVADA OFFER

The IRC Board has carefully reviewed and considered the Franco-Nevada Offer, with the benefit of advice from its financial advisor and its legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the IRC Board to IRC Shareholders that they REJECT the Franco-Nevada Offer and NOT TENDER their IRC Common Shares.

1.	The IRC Board believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders.

•	As announced by IRC on December 18, 2009, IRC and Royal Gold have entered into the Arrangement Agreement pursuant to which Royal Gold would acquire, directly or indirectly, all of the issued and outstanding IRC Common Shares in exchange for, at the election of each IRC Shareholder, C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares) or a combination thereof, for each IRC Common Share, subject to a maximum of $350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares in the aggregate and subject to pro-ration of the number of Royal Gold Shares and Exchangeable Shares, if IRC Shareholders elect to receive more than approximately $314 million in cash.

•	Each of Franco-Nevada and Royal Gold participated in a competitive auction process conducted by IRC in which each was asked to provide written proposals for the acquisition of all of the IRC Common Shares and given multiple opportunities to enhance its proposals. When assessed against each of Franco-Nevada’s proposals submitted during that process and the Franco-Nevada Offer, the Royal Gold Transaction is the most attractive proposal to arise out of the auction process conducted by IRC.

•	The Royal Gold Transaction values IRC at approximately C$749 million (based on the closing price of Royal Gold Shares on NASDAQ of $50.79 and the currency exchange rate on December 14, 2009). This represents a premium of approximately 70% over IRC’s 20-day volume-weighted average trading price on the TSX through December 4, 2009, the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer. In contrast, the Franco-Nevada Offer values IRC at approximately C$679 million.

•	IRC has received a written opinion from its financial advisor, Scotia Capital, that subject to certain assumptions, limitations and qualifications, Scotia Capital was of the opinion that, as of December 17, 2009, the consideration under the Royal Gold Transaction was fair, from a financial point of view, to IRC Shareholders other than Royal Gold and its affiliates (the “Royal Gold Transaction Fairness Opinion”).

•	The IRC Special Meeting at which IRC Securityholders will be asked to approve the Royal Gold Transaction is scheduled to be held on February 16, 2010. IRC will send a detailed Management Proxy Circular to IRC Securityholders in connection with the IRC Special Meeting which will contain further details concerning the Royal Gold Transaction, the recommendation of the IRC Board that IRC Shareholders vote in favour of the special resolution to approve the Royal Gold Transaction and a copy of the Royal Gold Transaction Fairness Opinion.

2.	The opportunity to receive Royal Gold Shares under the Royal Gold Transaction provides IRC Shareholders with potential benefits not available under the Franco-Nevada Offer.

•	IRC Shareholders who receive Royal Gold Shares or Exchangeable Shares under the Royal Gold Transaction will benefit from the enhanced trading liquidity of Royal Gold Shares. In that regard, the average daily trading value of the Royal Gold Shares on the NASDAQ and the TSX over the twelve-month period ended December 4, 2009 (the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer) was approximately $35 million, compared to the average daily trading value of the IRC Common Shares on the TSX and AMEX of approximately $1 million during the same twelve-month period.

•	Royal Gold Shares or Exchangeable Shares received by IRC Shareholders under the Royal Gold Transaction will provide those IRC Shareholders with increased exposure to revenues and cash flows from gold royalties and the opportunity to participate in the future performance of Royal Gold Shares.

•	Certain IRC Shareholders who are residents of Canada for purposes of the Income Tax Act (Canada), hold their IRC Common Shares as capital property and file a joint election with Royal Gold will generally be able to exchange their IRC Common Shares for Exchangeable Shares under the Royal Gold Transaction on a fully or partially tax-deferred basis under the Income Tax Act (Canada). Further information will be included in the Management Proxy Circular to be mailed in connection with the IRC Special Meeting.

3.	IRC Shareholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have agreed with Royal Gold to vote their IRC Common Shares and IRC Options in favour of the Royal Gold Transaction.

•	IRC Shareholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have signed Voting Agreements pursuant to which, and subject to the terms thereof, they have agreed to vote their IRC Common Shares and IRC Options in favour of the Royal Gold Transaction.

4.	IRC’s financial advisor, Scotia Capital, has provided a written opinion that the consideration offered under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC Shareholders.

•	The IRC Board and the Special Committee have received a written opinion, dated December 28, 2009, from Scotia Capital to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications stated in its opinion, the consideration offered by Franco-Nevada under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC Shareholders other than Franco-Nevada and its affiliates (the “Franco-Nevada Inadequacy Opinion”). A copy of the Franco-Nevada Inadequacy Opinion is attached to this Directors’ Circular as Schedule B. The IRC Board recommends that you read the Franco-Nevada Inadequacy Opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken.

5.	The Franco-Nevada Offer is structured as an “any and all” offer and is coercive.

•	The Franco-Nevada Offer contains no minimum tender condition and Franco-Nevada is not obligated to take IRC private following the Franco-Nevada Offer. Accordingly, there can be no certainty as to the number of IRC Common Shares that Franco-Nevada will acquire under the Franco-Nevada Offer, if any, and whether Franco-Nevada will ever undertake a transaction to acquire all of the IRC Common Shares.

•	The fact that the Franco-Nevada Offer is not subject to any minimum tender condition may pressure IRC Shareholders to tender, even if they are not satisfied with the price offered under the Franco-Nevada Offer. The “any and all” structure would allow Franco-Nevada to “sweep” any tendered IRC Common Shares at a low price and strengthen its influence over IRC without properly compensating all IRC Shareholders. If the Franco-Nevada Offer is completed, the value of the IRC Common Shares that are not tendered may be reduced due to the possibility that any future alternative change of control transaction may be blocked or the liquidity of the remaining IRC Common Shares may be reduced. This potential “creeping take-over” offers no protection to those IRC Shareholders who do not tender but are left with less liquid ownership positions.

•	Given that Franco-Nevada and IRC compete with each other in acquiring mineral royalties, potential conflicts of interest could arise between Franco-Nevada and IRC if Franco-Nevada acquires a significant number of IRC Common Shares under the Franco-Nevada Offer but has not taken IRC private. These conflicts of interest may adversely impact on IRC and the market price of the IRC Common Shares.

6.	The Franco-Nevada Offer is highly conditional and is not a firm offer.

•	The IRC Board has reviewed, with the assistance of its financial and legal advisors, the conditions that Franco-Nevada has placed in the Franco-Nevada Offer. The IRC Board is concerned about the fact that the Franco-Nevada Offer is highly conditional for the benefit of Franco-Nevada.

•	There are several conditions which are not subject to materiality thresholds or other objective criteria but rather provide Franco-Nevada with a broad range of grounds upon which it may, in its sole discretion, decline to proceed with the Franco-Nevada Offer, with the result that the tendering of IRC Common Shares to the Franco-

Nevada Offer would, under certain circumstances, constitute little more than the grant of an option to Franco-Nevada to acquire IRC Common Shares.

7.	The conditions of the Franco-Nevada Offer cannot be satisfied.

•	One of the conditions of the Franco-Nevada Offer is that none of IRC or any of its subsidiaries shall, following December 6, 2009, have entered into, or have announced any intention to enter into, any agreement, arrangement or understanding in respect of any take-over bid (other than the Franco-Nevada Offer), merger, amalgamation, statutory arrangement, share exchange, capital reorganization (including, without limitation, any division, combination, reclassification, consolidation, conversion or other change in respect of any of the IRC Common Shares or its capitalization), business combination, joint venture or other similar transaction. Accordingly, as IRC has entered into the Arrangement Agreement with Royal Gold in respect of the Royal Gold Transaction, this condition in the Franco-Nevada Offer cannot be satisfied.

8.	The Franco-Nevada Offer is not a Permitted Bid under the IRC Rights Plan.

•	The purpose of the IRC Rights Plan is to provide the IRC Board and IRC Shareholders with sufficient time to properly consider any take-over bid made for IRC and to allow sufficient time for competing bids and alternative proposals to emerge. The IRC Rights Plan also seeks to ensure that all IRC Shareholders are treated fairly in any transaction involving a change in control of IRC and have an equal opportunity to participate in the benefits of a take-over bid. The IRC Rights Plan encourages potential acquirors to make a Permitted Bid, without the approval of the IRC Board, having terms and conditions designed to meet the objectives of the IRC Rights Plan, or to negotiate the terms of the offer with the IRC Board. Failure to do so creates the potential for substantial dilution of the potential acquiror’s shareholdings in IRC. See “IRC Rights Plan”.

•	To be a Permitted Bid, a take-over bid must, among other things, be open for at least 60 days and be accepted by the holders of more than 50% of the IRC Common Shares (other than those IRC Common Shares held by any IRC Shareholder or group of IRC Shareholders making a take-over bid). A Permitted Bid would, among other things, provide additional time for the exploration, development and pursuit of alternatives that could enhance IRC Shareholder value. A Permitted Bid would also ensure that holders of IRC Common Shares have sufficient time to consider all appropriate alternatives and not feel compelled to accept a bid for fear that other IRC Shareholders would tender and they would remain as minority shareholders in a corporation with a new controlling shareholder, and with significantly less liquidity and the absence of any takeover premium. The Franco-Nevada Offer is open for acceptance for only 36 days.

•	Franco-Nevada could have made a Permitted Bid as the IRC Rights Plan received IRC Shareholder approval in May 2009, well in advance of the Franco-Nevada Offer. Franco-Nevada chose not to make a Permitted Bid.

Unanimous Recommendation of the IRC Board

For the principal reasons outlined above, the IRC Board:

•	has concluded that the Franco-Nevada Offer is not in the best interests of IRC Shareholders; and

•	unanimously recommends to IRC Shareholders that they REJECT the Franco-Nevada Offer and NOT TENDER their IRC Common Shares.

The foregoing summary of the information and factors considered by the IRC Board is not intended to be exhaustive of the factors considered by the IRC Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the IRC Board in reaching its conclusion and recommendation. The members of the IRC Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of IRC, and based upon the advice of the IRC Board’s financial and legal advisors and the recommendation of the Special Committee. In view of the numerous factors considered in connection with their evaluation of the Franco-Nevada Offer, the IRC Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the IRC Board may have given different weight to different factors.

BACKGROUND TO THE FRANCO-NEVADA OFFER AND RESPONSE OF IRC

From time to time over the past few years, IRC has been approached by other industry participants to explore the possibility of undertaking a transaction involving the acquisition of IRC. Prior to October 2009, none of these approaches resulted in any extensive negotiations or discussions.

In October 2009, IRC was independently approached by Royal Gold and Franco-Nevada, each of which privately requested the opportunity to review a limited number of documents of IRC in anticipation of making an acquisition proposal for IRC.

On October 28, 2009, Mr. David Harquail, Chief Executive Officer of Franco-Nevada, and Mr. Douglas Silver, Chairman and Chief Executive Officer of IRC, attended a meeting in Toronto at which Mr. Harquail suggested the possibility of a business combination involving Franco-Nevada and IRC. Mr. Silver indicated that he would consider the suggestion.

On November 4, 2009, Mr. Silver contacted Mr. Harquail and indicated that IRC was agreeable to permitting Franco-Nevada to conduct limited due diligence on certain matters related to IRC’s business so that Franco-Nevada could evaluate the terms on which it might propose a transaction for IRC to consider.

Also on November 4, 2009, Mr. Silver contacted Mr. Tony Jensen, President and Chief Executive Officer of Royal Gold, and indicated that IRC was agreeable to permitting Royal Gold to conduct limited due diligence on certain matters related to IRC’s business so that Royal Gold could evaluate the terms on which it might propose a transaction for IRC to consider.

On November 13, 2009, Royal Gold signed a confidentiality agreement with IRC and was given access to limited due diligence information.

On November 18, 2009, Franco-Nevada signed a similar form of confidentiality agreement with IRC and was given access to limited due diligence information.

On November 22, 2009, Mr. Jensen contacted Mr. Silver to advise him that he had learned that a large IRC Shareholder was offering its IRC Common Shares for sale. Mr. Jensen and Mr. Silver also agreed to meet again on November 24, 2009.

On November 23, 2009, following receipt of the information by Mr. Silver from Mr. Jensen, Mr. Silver had a discussion with Mr. Harquail in which Mr. Harquail confirmed to Mr. Silver that “one or more large blocks” of IRC Common Shares may be available. On this basis, Mr. Silver suggested that Mr. Harquail accelerate his due diligence and decision-making process in order to make an acquisition proposal.

Also on November 23, 2009, IRC’s Chief Financial Officer, Mr. Ray Jenner, met with senior financial officers of Franco-Nevada to discuss the IRC information to which they had been given access. On November 24, 2009, Mr. Jenner held a similar meeting with senior financial officers of Royal Gold.

Also on November 24, 2009, IRC’s Executive Committee, consisting of Mr. Silver, Mr. Paul Zink, President of IRC, and Mr. Jenner, met with Royal Gold. At the meeting, Royal Gold orally presented a non-binding proposal to acquire all of the outstanding IRC Common Shares for a combination of cash and Royal Gold Shares.

On November 25, 2009, after IRC’s Executive Committee had provided feedback to Royal Gold on the terms of Royal Gold’s initial proposal, Royal Gold orally communicated to the Executive Committee a non-binding proposal reflecting increased consideration compared to its initial non-binding proposal. Following this meeting, IRC’s Executive Committee called an IRC Board meeting to be held on November 27, 2009 to consider Royal Gold’s improved proposal.

On November 26, 2009, Royal Gold provided a written non-binding proposal to Mr. Silver in which Royal Gold confirmed the terms of its non-binding proposal that had been communicated orally on November 25, 2009.

Also on November 26, 2009, Franco-Nevada called Mr. Silver and requested a meeting on November 30, 2009 for the purpose of presenting IRC with a non-binding proposal to acquire all of the outstanding IRC Common Shares in consideration for a combination of cash and Franco-Nevada shares.

On November 27, 2009, the IRC Board met with IRC’s legal counsel, Fasken Martineau DuMoulin LLP, to discuss Royal Gold’s proposal and to discuss a strategy for managing the process going forward. At this meeting, the IRC Board formed a special committee (the “Special Committee”) consisting of four independent directors (Mr. Gordon Bogden, Mr. Gord Fretwell, Mr. Rene Carrier and Mr. Doug Hurst) and Mr. Silver. Mr. Bogden was selected as the Special Committee’s Chair. Following this meeting, Mr. Silver, at the request of the Special Committee, contacted a third company (“Company C”) to determine if it would be interested in submitting an indicative proposal to acquire IRC. At the request of the Special Committee, Mr. Silver also contacted Scotia Capital later that day and requested that it serve as IRC’s financial advisor in respect of the process.

On November 28, 2009, Mr. Silver received a call from Company C in which Company C expressed an interest in submitting a proposal for the acquisition of IRC. A confidentiality agreement was forwarded to Company C for execution.

Also on November 28, 2009, Mr. Silver contacted Mr. Harquail and informed him, without referring to Royal Gold by name, that IRC had received a very attractive proposal from another interested party and that IRC had established a Special Committee.

On November 29, 2009, Company C returned an executed copy of the confidentiality agreement to IRC.

On November 30, 2009, representatives of IRC and Franco-Nevada met, and Franco-Nevada presented a non-binding proposal to acquire all of the issued and outstanding IRC Common Shares for consideration consisting of a combination of cash and Franco-Nevada shares. At that meeting, Mr. Silver advised Mr. Harquail that the other proposal that IRC had received had a substantially higher value than Franco-Nevada’s proposal and indicated that IRC would provide Franco-Nevada and the other party with an opportunity to conduct certain additional due diligence and to submit revised final non-binding proposals by December 2, 2009. In that context, Franco-Nevada and IRC exchanged further due diligence information.

On December 1, 2009, IRC formally retained Scotia Capital as its financial advisor. IRC also participated in a conference call later that day with Royal Gold to discuss certain issues that had been raised by the IRC Board and its advisors. Later that day, the Special Committee met with IRC’s Executive Committee and its financial and legal advisors to discuss the ongoing auction process.

Also on December 1, 2009, IRC sent to each of the three interested parties a bidding protocol letter that requested final non-binding proposals to be provided by 5:00 p.m. (Denver time) on December 2, 2009. In addition, on December 1, 2009, IRC entered into amended confidentiality agreements with each of Royal Gold, Franco-Nevada and Company C so that each could conduct more extensive due diligence on IRC.

On December 2, 2009, both Royal Gold and Franco-Nevada submitted revised non-binding proposals as requested in the bidding protocol letter. Royal Gold’s proposal contemplated consideration consisting of a combination of cash and Royal Gold Shares. Franco-Nevada’s proposal contemplated consideration consisting of a combination of cash, Franco-Nevada shares, and listed Franco-Nevada warrants expiring in 2017. Company C advised that it would not be submitting a proposal.

On December 3, 2009, the Special Committee met with IRC’s Executive Committee and its financial and legal advisors to discuss the proposals that had been received the previous day from Royal Gold and Franco-Nevada. Based on the discussions at the meeting, the Special Committee instructed Scotia Capital to contact each party to see if it would consider any further improvements to its proposal. Each party was also informed that the Special Committee would reconvene later that evening to review any subsequent proposals that might be received.

Later on December 3, 2009, IRC received revised proposals from both Royal Gold and Franco-Nevada. Each of the revised proposals included a combination of cash and shares of the interested party. Each proposal also required IRC to enter into an exclusivity agreement with the interested party in order to negotiate a definitive acquisition agreement with the interested party.

Following receipt of the revised proposals on December 3, 2009, the Special Committee reconvened with IRC’s Executive Committee and its financial and legal advisors to discuss the revised proposals received from Royal Gold and Franco-Nevada. The Special Committee, after consulting with its financial and legal advisors and the IRC Executive Committee, concluded that Royal Gold’s was the more attractive of the two proposals. In addition, the Special Committee determined to recommend to the IRC Board that IRC pursue negotiations with Royal Gold with respect to its proposal.

On December 4, 2009, the IRC Board met to discuss the proposals received from Royal Gold and Franco-Nevada and to receive the recommendation of the Special Committee. After presentations by management and Scotia Capital and a discussion about the merits of each proposal, Mr. Bogden, as the Chair of the Special Committee, delivered the Special Committee’s recommendation that, as Royal Gold’s proposal was the more attractive of the two proposals, IRC enter into the requested exclusivity agreement with Royal Gold for purposes of negotiating an acquisition agreement. Following receipt of the Special Committee’s recommendation and after consulting with its legal and financial advisors, the IRC Board authorized the entering into of the exclusivity agreement with Royal Gold in order to pursue negotiations with Royal Gold concerning its proposal. Late that evening, IRC entered into an exclusivity agreement with Royal Gold which provided for a 10-day exclusivity period expiring at 5:00 p.m. (Toronto time) on December 14, 2009.

Early on December 5, 2009, Scotia Capital advised Franco-Nevada’s financial advisor that IRC had elected to proceed with a different party.

Between December 4 and December 8, 2009, IRC and Royal Gold conducted detailed due diligence on each other’s assets. During this same period, legal counsel to the parties began drafting and negotiating a draft Arrangement Agreement.

On December 6, 2009, Franco-Nevada publicly announced its intention to make the Franco-Nevada Offer.

On December 7, 2009, IRC issued a press release responding to Franco-Nevada’s announcement of its intention to make the Franco-Nevada Offer. IRC announced that the IRC Board would be meeting with its legal and financial advisors to consider an appropriate response to Franco-Nevada’s announced intention and advised that the IRC Board would communicate further with IRC Securityholders in due course.

Between December 7 and December 9, 2009, IRC, Royal Gold and their respective legal and financial advisors continued to negotiate a draft Arrangement Agreement and a draft form of Voting Agreement.

On December 10, 2009, Royal Gold asked IRC to extend the exclusivity period on the basis that Royal Gold would provide an improved proposal to IRC during the extended exclusivity period. On December 11, 2009, IRC and Royal Gold formally extended the exclusivity period to 5:00 p.m. (Denver time) on December 16, 2009. Between December 10 and December 16, 2009, IRC, Royal Gold and their respective legal and financial advisors continued to negotiate the terms of draft Arrangement Agreement and the terms of the Voting Agreements.

On December 14, 2009, Franco-Nevada formally commenced the Franco-Nevada Offer by advertisement and delivered a copy of the Franco-Nevada Circular to IRC at its office in Denver, Colorado. In addition, in accordance with the procedures under the CBCA, Franco-Nevada requested that IRC provide Franco-Nevada with a list of registered IRC Shareholders and IRC Optionholders, which IRC subsequently provided.

Later on December 14, 2009, Mr. Jensen met with Mr. Silver and provided an improved non-binding proposal which contemplated the acquisition of all of the issued and outstanding IRC Common Shares for the consideration contemplated by the Arrangement Agreement consisting of a combination of cash, Royal Gold Shares and exchangeable shares, subject to the restrictions contained in the Arrangement Agreement.

On December 15, 2009, IRC issued a press release advising IRC Shareholders that the IRC Board, together with its financial and legal advisors, would review the full terms of the Franco-Nevada Offer and urged IRC Shareholders to take no action relating to the Franco-Nevada Offer until the IRC Board had the opportunity to review and consider the Franco-Nevada Offer and had made its recommendation to IRC Shareholders.

On December 16, 2009, the IRC Board and Special Committee held a meeting with its legal and financial advisors to discuss the terms of the draft Arrangement Agreement. At this meeting, the Special Committee received the Royal Gold Transaction Fairness Opinion orally from its financial advisor, Scotia Capital, that the consideration offered under the proposed Royal Gold Transaction with Royal Gold was fair, from a financial point of view, to IRC Shareholders other than Royal Gold and its affiliates. Following the receipt of such opinion, the Special Committee determined that the proposed Royal Gold Transaction with Royal Gold was fair to IRC Shareholders, in the best interests of IRC and superior to the consideration being offered under the Franco-Nevada Offer. The Special Committee then recommended that the IRC Board approve the proposed Arrangement Agreement, subject to satisfaction of certain conditions, including the satisfactory settlement of certain outstanding issues under the draft Arrangement Agreement and the draft Voting Agreements. The IRC Board, after receiving the recommendation of the Special Committee and in consultation with its financial and legal advisors, then determined that (i) the proposed Royal Gold Transaction with Royal Gold was fair to IRC Shareholders and in the best interests of IRC, (ii) IRC should enter into the Arrangement Agreement with Royal Gold in the form previously provided to the IRC Board, subject to satisfaction of certain conditions, including the satisfactory settlement of certain outstanding issues under the draft Arrangement Agreement and the execution and delivery of the Voting Agreements, and (iii) to recommend to IRC Shareholders that they vote their IRC Common Shares in favour of the special resolution to approve the Royal Gold Transaction at the IRC Special Meeting.

Also on December 16, 2009, IRC announced that the IRC Board had elected to defer the “Separation Time” under the IRC Rights Plan that would otherwise have occurred by reason of the Franco-Nevada Offer until the earlier of (i) such date as may be determined in good faith by the IRC Board prior to the time any person becomes an “Acquiring Person” under the IRC Rights Plan, or (ii) unless otherwise determined by the IRC Board, the day immediately prior to the date on which an “Acquiring Person” becomes such.

Following the meetings of the IRC Special Committee and IRC Board, IRC extended the period of exclusivity with Royal Gold to 5:00 p.m. (Denver Time) on December 17, 2009. IRC and Royal Gold and their respective advisors thereafter continued to negotiate the final issues on the Arrangement Agreement and the Voting Agreements and, once finalized, proceeded to obtain executed Voting Agreements from each director and officer of IRC.

After the close of trading on North American markets on December 17, 2009, IRC and Royal Gold executed the definitive Arrangement Agreement and Royal Gold and the directors and officers of IRC party to the Voting Agreements executed the Voting Agreements. The parties then publicly announced the Royal Gold Transaction prior to the opening of trading on North American markets on December 18, 2009.

On December 23, 2009, Royal Gold issued a press release announcing that it had entered into Voting Agreements with additional IRC Shareholders.

On December 28, 2009, the IRC Board met to consider further the terms of the Franco-Nevada Offer. Following receipt of the Franco-Nevada Inadequacy Opinion and consideration of the factors described above under the heading “Reasons for the IRC Board’s Unanimous Recommendation Regarding the Franco-Nevada Offer”, the IRC Board formally resolved to unanimously recommend to IRC Shareholders that they reject the Franco-Nevada Offer and not tender their IRC Common Shares.

INADEQUACY OPINION OF SCOTIA CAPITAL

Scotia Capital was retained to provide advice to the IRC Board and the Special Committee in connection with IRC’s initiation of a process to consider strategic alternatives. As part of this mandate, Scotia Capital assessed the Franco-Nevada Offer. Scotia Capital has delivered the Franco-Nevada Inadequacy Opinion addressed to the IRC Board and the Special Committee concluding that, on the basis of the assumptions, limitations and qualifications set forth in its opinion, as of the date of this Directors’ Circular, the consideration under the Franco-Nevada Offer is inadequate, from a financial point of view, to the IRC Shareholders other than Franco-Nevada and its affiliates.

The full text of the Franco-Nevada Inadequacy Opinion is attached as Schedule B to this Directors’ Circular. You are urged to read the Franco-Nevada Inadequacy Opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinion addresses only the adequacy of the consideration offered under the Franco-Nevada Offer from a financial point of view.

IRC will pay Scotia Capital reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. IRC has agreed to indemnify Scotia Capital against certain liabilities arising out of or in connection with its engagement.

ROYAL GOLD TRANSACTION

As announced by IRC on December 18, 2009, IRC and Royal Gold have entered into the Arrangement Agreement pursuant to which Royal Gold would acquire, directly or indirectly, all of the issued and outstanding IRC Common Shares in exchange for, at the election of each IRC Shareholder, C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares) or a combination thereof, for each IRC Common Share, subject to a maximum of $350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares in the aggregate and subject to pro-ration of the number of Royal Gold Shares and Exchangeable Shares, if IRC Shareholders elect to receive more than approximately $314 million in cash.

The Arrangement Agreement

The following is a summary of certain terms of the Arrangement Agreement. The following summary does not purport to be, and is not, complete and is subject to, and qualified in its entirety by, reference to the Arrangement Agreement, a copy of which is available on the System for Electronic Document Analysis and Retrieval at www.sedar.com under IRC’s profile.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, given by each of IRC, on the one hand, and Royal Gold and Canco, on the other hand, in respect of matters pertaining to, among other things, organization, standing and corporate power, due authorization of the transaction, subsidiaries, capitalization, publicly filed documents, disclosure and other matters relating to the business and operations of IRC and Royal Gold, which representations and warranties will not survive the completion of the Arrangement.

Conditions Precedent

Mutual Conditions Precedent

The Arrangement Agreement provides that completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions precedent, which may only be waived by mutual consent of the parties, including:

•	approval of the Arrangement by IRC Securityholders, with or without amendment, at the IRC Special Meeting;

•	approval of the Arrangement by the Court;

•	approval for listing of the Royal Gold Shares issuable to the IRC Shareholders pursuant to the Arrangement on the NASDAQ, subject to official notice of issuance, and conditional approval for listing of the Royal Gold Shares and Exchangeable Shares issuable to the IRC Shareholders pursuant to the Arrangement on the TSX;

•	no law having been enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC or Royal Gold from consummating the Arrangement;

•	the Arrangement Agreement not having been terminated in accordance with its terms; and

•	the availability of exemptions from the prospectus and registration requirements of applicable law in connection with the distribution and first trade of the Royal Gold Shares and the Exchangeable Shares pursuant to the Arrangement.

Conditions Precedent in Favour of IRC

The Arrangement Agreement provides that IRC’s obligation to complete the Arrangement is also subject to the satisfaction or waiver of a number of additional conditions, each of which may only be waived by IRC, including:

•	performance by each of Royal Gold and Canco of all of the obligations to be performed by it under the Arrangement Agreement on or prior to the effective time of the Arrangement, except where failure to perform is not Materially Adverse to Royal Gold and its subsidiaries, taken as a whole;

•	receipt of all waivers, consents, permits, orders and approvals of any governmental agency, and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be Materially Adverse to IRC or Royal Gold and their respective subsidiaries, in each case taken as a whole;

•	the truth and correctness of all representations and warranties of Royal Gold and Canco contained in the Arrangement Agreement, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be Materially Adverse to Royal Gold and its subsidiaries, taken as a whole (provided that the representations and warranties of Royal Gold and Canco in relation to their financing commitments and the availability to Royal Gold of sufficient financing to complete the Arrangement must in any event be true and correct in all respects);

•	there not having occurred, since the date of the Arrangement Agreement, any event, change, effect or development that individually or in the aggregate, has had a Materially Adverse effect on Royal Gold and its subsidiaries, taken as a whole; and

•	Canco being a “taxable Canadian corporation” and not a “mutual fund corporation”, each within the meaning of the Income Tax Act (Canada), at the effective time of the Arrangement.

Conditions Precedent in Favour of Royal Gold and Canco

The Arrangement Agreement provides that the obligations of Royal Gold and Canco to complete the Arrangement are also subject to the satisfaction or waiver of a number of additional conditions, each of which may only be waived by Royal Gold (for itself and on behalf of Canco), including:

•	performance by IRC of all of the obligations to be performed by it under the Arrangement Agreement on or prior to the effective date of the Arrangement, except where failure to perform is not Materially Adverse to IRC and its subsidiaries, taken as a whole;

•	the truth and correctness of all representations and warranties of IRC under this Arrangement Agreement, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be Materially Adverse to IRC and its subsidiaries, taken as a whole;

•	there not having been delivered and not withdrawn notices of dissent with respect to the Arrangement in respect of more than 15% of the IRC Common Shares;

•	there not having occurred, since the date of the Arrangement Agreement, any event, change, effect or development that individually or in the aggregate, has had a Materially Adverse effect on IRC and its subsidiaries, taken as a whole;

•	receipt of all waivers, consents, permits, orders and approvals of any governmental agency, and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be Materially Adverse to IRC or Royal Gold and their respective subsidiaries, in each case taken as a whole; and

•	approval of the Arrangement by holders of debentures issued under the trust indenture dated February 22, 2005 among IRC, Archean Resources Ltd. and CIBC Mellon Trust Company (as amended, the “IRC Trust Indenture”) and there not having occurred under the IRC Trust Indenture prior to, or be occurring as of, the effective time of the Arrangement any event of default.

Covenants

Each of IRC and Royal Gold has agreed to certain covenants under the Arrangement Agreement, including customary negative and affirmative covenants relating to the operation of their respective businesses, and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

Non-Solicitation, Acquisition Proposals and Right to Match

IRC has agreed under the Arrangement Agreement to terminate existing discussions and negotiations with any person with respect to any alternative transaction that would reasonably be expected to reduce the likelihood of the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement (an “Alternative Transaction”). IRC has further agreed under the Arrangement Agreement to not, directly or indirectly:

•	solicit, initiate, knowingly encourage or facilitate any inquiries or the making by any third party of any proposals regarding an Alternative Transaction;

•	participate in any discussions or negotiations regarding an Alternative Transaction;

•	approve or recommend any Alternative Transaction; or

•	accept or enter into any agreement, arrangement or understanding related to any Alternative Transaction.

However, provided that IRC complies with certain terms and restrictions set forth in the Arrangement Agreement, IRC may consider, and participate in discussions or negotiations in respect of, a bona fide written Acquisition Proposal (as defined in the Arrangement Agreement) that (i) did not result from a breach of the Arrangement Agreement, and (ii) the IRC Board has determined by formal resolution, in good faith and after consultation with its financial advisors and outside legal counsel, is or is reasonably likely to result in a Superior Proposal (as defined in the Arrangement Agreement), but only to the extent that the IRC Board also has determined by formal resolution, in good faith after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties.

If IRC receives a request for information from a person that has made a bona fide written Acquisition Proposal that complies with the preceding paragraph, the IRC Board may also provide such person with access to information regarding IRC and its subsidiaries, provided that IRC:

•	requires any such person, if such person is not already a party to a confidentiality agreement with IRC, to execute a confidentiality agreement containing a commercially reasonable standstill provision, terms at least as favourable to IRC as those contained in the confidentiality agreement between IRC and Royal Gold, and a prohibition on such person’s use of any information regarding IRC or its subsidiaries for any reason other than for purposes of evaluating and consummating the transaction that is the subject of the Acquisition Proposal; and

•	sends a copy of any such confidentiality agreement to Royal Gold promptly upon its execution, provides Royal Gold (to the extent it has not already done so) with copies of the information (other than any proprietary information) provided to such person and promptly provides Royal Gold with access to all information to which such person is provided access (other than any proprietary information).

Subject to the payment, in certain circumstances, of a fee to Royal Gold in the amount of $32 million (the “Termination Fee”), as described below under the heading “Termination Fee and Expense Reimbursement”, IRC may accept, approve or recommend (and thereby change its recommendation regarding the Arrangement) or enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in respect of which there has been no breach of the Arrangement Agreement if:

•	IRC has complied with its obligations under the Arrangement Agreement with respect to the Superior Proposal, including by providing Royal Gold with all documentation required to be delivered to it and a copy of the Superior Proposal (including any draft agreement to be entered into by IRC which governs the Superior Proposal);

•	a period expiring at 5:00 p.m. (Toronto time) on the fifth business day (the “Response Period”) after the later of (i) the date on which Royal Gold received written notice from the IRC Board that it has resolved to accept, or enter into a definitive agreement, undertaking or arrangement in respect of, a Superior Proposal, and (ii) the date Royal Gold received a copy of the Superior Proposal, has elapsed; and

•	the IRC Board has considered any amendment to the terms of the Arrangement Agreement proposed in writing by Royal Gold (or on its behalf) before the end of the Response Period and determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Superior Proposal remains a Superior Proposal (as assessed against the Arrangement Agreement, together with the written amendments, if any, proposed by Royal Gold before the end of the Response Period) and that it would be inconsistent with its fiduciary duties not to enter into a binding agreement in respect of such Superior Proposal.

Termination

The Arrangement Agreement may be terminated:

•	by mutual agreement in writing executed by IRC and Royal Gold (for itself and on behalf of Canco);

•	by IRC:

•	after April 16, 2010, or such later date to which IRC and Royal Gold may agree in writing (the “Outside Date”), subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if the mutual conditions precedent or the conditions precedent in favour of IRC have not been satisfied or waived by IRC on or before the Outside Date, provided that IRC’s failure to fulfill any of its obligations under the Arrangement Agreement or its breach of any of its representations and warranties under the Arrangement Agreement has not been the cause of, or resulted in, the failure of the Arrangement to be completed by such Outside Date;

•	if any applicable law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC, Canco or Royal Gold from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable;

•	if the IRC Board authorizes IRC to enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in compliance with the Arrangement Agreement;

•	following the IRC Special Meeting, if IRC Securityholders do not cast (or do not cause to be cast) sufficient votes at the IRC Special Meeting to permit completion of the Arrangement; or

•	at any time, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if Royal Gold or Canco has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, which breach or failure is, or would reasonably be expected to be, Materially Adverse to Royal Gold and its subsidiaries as a whole; and

•	by Royal Gold:

•	after the Outside Date, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if the mutual conditions precedent or the conditions precedent in favour of Royal Gold and Canco have not been satisfied or waived by Royal Gold on or before the Outside Date, provided that a failure by either Royal Gold or Canco to fulfill any of its obligations under the Arrangement Agreement or a breach by either of any of its representations and warranties under the Arrangement Agreement has not been the cause of, or resulted in, the failure of the Arrangement to be completed by such Outside Date;

•	if any applicable law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC, Canco or Royal Gold from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable;

•	if the IRC Board, or IRC, as applicable:

•	(a) does not recommend in the circular mailed to IRC Securityholders in connection with the IRC Special Meeting that IRC Shareholders vote in favour of the Arrangement, or (b) withdraws or modifies in a manner adverse to Royal Gold such recommendation, or (c) refuses to affirm such recommendation within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

•	does not recommend against IRC Shareholders voting in favour of an Alternative Transaction within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

•	approves, recommends, accepts or enters into any agreement, undertaking or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement); or

•	breaches or fails to perform (or, in certain cases, materially breaches or fails to perform in all material respects) certain covenants and agreements set forth in the Arrangement Agreement in respect of non-solicitation, Acquisition Proposals and Superior Proposals;

•	if the IRC Special Meeting is cancelled, adjourned or delayed by IRC except as expressly permitted or contemplated by the Arrangement Agreement or agreed to by Royal Gold in writing or requested by Royal Gold;

•	following the IRC Special Meeting, if IRC Securityholders do not cast (or do not cause to be cast) sufficient votes at the IRC Special Meeting to permit completion of the Arrangement; and

•	at any time, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if IRC has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, which breach or failure is, or would reasonably be expected to be, Materially Adverse to IRC and its subsidiaries as a whole.

Termination Fee and Expense Reimbursement

Provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement Agreement, IRC must pay the Termination Fee to Royal Gold if:

•	IRC enters into a definitive agreement, undertaking or arrangement in respect of, a Superior Proposal; or

•	Royal Gold terminates the Arrangement Agreement as a result of:

•	the IRC Board (a) not recommending in the circular mailed to IRC Securityholders in connection with the IRC Special Meeting that IRC Shareholders vote in favour of the Arrangement, or (b) withdrawing or modifying in a manner adverse to Royal Gold such recommendation, or (c) refusing to affirm such recommendation within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

•	the IRC Board not recommending against IRC Shareholders voting in favour of an Alternative Transaction within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

•	the IRC Board approving, recommending, accepting or entering into any agreement, undertaking or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement); or

•	the IRC Special Meeting being cancelled, adjourned or delayed by IRC except as expressly permitted or contemplated by the Arrangement Agreement or agreed to by Royal Gold in writing or requested by Royal Gold.

In addition, provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement Agreement, if either IRC or Royal Gold terminates the Arrangement Agreement as a result of IRC Securityholders not casting (or not causing to be cast) sufficient votes at the IRC Special Meeting to permit completion of the Arrangement, IRC must pay Royal Gold’s reasonable and documented out-of-pocket expenses incurred in connection with the Arrangement Agreement (excluding any fees of financial advisors) to a maximum of $5 million (the “Expenses”).

If the Expenses become payable as a result of the foregoing and:

•	prior to the time of the IRC Special Meeting, a bona fide written Acquisition Proposal involving the acquisition of a majority of shares or assets of IRC was publicly announced and was not withdrawn; and

•	at any time within the six months after the date of termination of the Arrangement Agreement by either IRC or Royal Gold for the reasons described in the preceding paragraph, IRC approves, recommends, accepts, enters into any agreement, undertaking or arrangement in respect of, or consummates such an Acquisition Proposal;

then IRC must pay (or cause to be paid) to Royal Gold an additional cash amount equal to the difference between the Termination Fee and the Expenses.

INTENTIONS OF DIRECTORS AND OFFICERS

The IRC Board has made reasonable enquiries of each director and officer of IRC and their respective associates. The directors and officers of IRC, together with their respective associates, have indicated their intention to reject the Franco-Nevada Offer and not tender their respective IRC Common Shares.

OWNERSHIP OF SECURITIES OF IRC

As at December 28, 2009, the issued and outstanding capital of IRC consisted of 94,702,022 IRC Common Shares. IRC also had 5,863,834 IRC Options convertible into 5,863,834 IRC Common Shares.

The names of the directors and officers of IRC, the positions held by them with IRC and the designation, percentage of class and number of outstanding securities of IRC beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of IRC Beneficially Owned, Directly or Indirectly(1)
				% IRC Common
		IRC		Shares		% IRC Options
Name	Position with IRC	Common Shares		Outstanding(2)	IRC Options	Outstanding

Douglas B. Silver	Chairman and Chief Executive Officer and Director	824,500		*	1,478,600	25.22

Ray W. Jenner	Chief Financial Officer and Secretary	—		—	396,200	6.76
Paul H. Zink	President and Director	43,000		*	171,200	2.92
James A. Lydic	Vice President, Business Development	3,500		*	160,000	2.73
David R. Hammond	Vice President, Strategic Planning	103,000		*	278,000	4.74
Douglas J. Hurst	Director	397,101		*	828,000	14.12
Robert W. Schafer	Director	149,316		*	250,000	4.26
Gordon J. Fretwell	Director	380,000		*	250,000	4.26
Rene G. Carrier	Director	200,000		*	250,000	4.26
Christopher Daly	Director	8,000		*	360,000	6.14
Gordon J. Bogden	Director	15,000		*	—	—
Christopher L. Verbiski(3)	Director	11,436,549	(4)	12.08	—	—

Notes:

(1)	The information as to securities of IRC beneficially owned or over which control or direction is exercised, not being within the knowledge of IRC, has been furnished by the respective directors and officers.

(2)	“*” indicates that the number of IRC Common Shares indicated in the column represents less than 1% of the issued and outstanding IRC Common Shares.

(3)	Mr. Verbiski’s spouse beneficially owns 4,651 IRC Common Shares, representing less than 1% of the issued and outstanding IRC Common Shares.

(4)	Includes 3,111,200 IRC Common Shares beneficially owned by Coordinates Capital Corporation, a corporation controlled by Mr. Verbiski.

To the knowledge of the directors and officers of IRC, after reasonable enquiry, no associate or affiliate of IRC, nor any insider of IRC (other than a director or officer of IRC as disclosed above), nor any associate or affiliate of an insider of IRC (other than an associate or affiliate of a director or officer of IRC as disclosed above), nor any person or company acting jointly or in concert with IRC beneficially owns or exercises control or direction over any IRC Common Shares as of the date of this Directors’ Circular.

ARRANGEMENTS BETWEEN IRC AND ITS DIRECTORS AND OFFICERS

Except as described herein or under the headings “Part II — Statement of Executive Compensation” in IRC’s Management Information Circular dated March 31, 2009 (the “2009 Circular”) which was sent to IRC Shareholders in connection with IRC’s 2009 Annual and Special Meeting of IRC Shareholders, which sections are incorporated herein by reference, there are no agreements, commitments or understandings made or proposed to be made between IRC and any of the directors, officers of IRC, including any agreements, commitments or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to IRC’s directors or officers remaining in or retiring from office if the Franco-Nevada Offer is successful.

Employment Agreements

As set out in the 2009 Circular, IRC has written employment agreements with the following officers of IRC: (i) Douglas B. Silver, Chairman and Chief Executive Officer, (ii) Paul H. Zink, President, (iii) Ray W. Jenner, Chief Financial Officer, (iv) James A. Lydic, Vice President, Business Development, and (v) David R. Hammond, Vice President, Strategic Planning. The agreements for Messrs. Silver, Jenner, Lydic and Hammond are for a five year term of service with annual renewals thereafter, and for minimum salary increments of not less than inflation. Mr. Silver’s five year term expired on December 31, 2008 and was renewed on an annual basis. Mr. Zink’s agreement calls for a three year term of service with annual renewals thereafter and for minimum salary increments of not less than inflation. Each agreement also provides that in the event of the termination of the executive’s employment by IRC (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of IRC, such executive is entitled to receive an amount equal to three times his current annual salary plus the maximum possible bonus. Based upon their current salaries, these arrangements would result in payments to Messrs. Silver, Zink, Jenner, Lydic and Hammond of $2,760,780; $1,929,262; $1,932,546; $1,375,889 and $1,380,390, respectively. These amounts include a gross-up amount to account for applicable excise taxes exigible on the applicable severance payments.

IRC Options

Pursuant to the Arrangement Agreement, the IRC Board is required to accelerate the vesting of otherwise unvested IRC Options and provide for the exercise of IRC Options conditional on all conditions precedent to the Royal Gold Transaction being satisfied or waived such that, immediately prior to the effective time of the Royal Gold Transaction, all IRC Options that have been conditionally exercised will be deemed to have been exercised and the IRC Common Shares issuable on exercise of the IRC Options will be deemed to be issued and outstanding. For information as to the number of IRC Options held by each of the directors and officers of IRC, see “Ownership of Securities of IRC — IRC Options”.

ARRANGEMENTS BETWEEN FRANCO-NEVADA AND THE
DIRECTORS AND OFFICERS OF IRC

To the knowledge of IRC, no agreements, commitments or understandings have been made or are proposed to be made between Franco-Nevada and IRC and any of its directors or officers, including any arrangements, commitments or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to IRC’s directors or officers remaining in or retiring from office if the Franco-Nevada Offer is successful. No directors or officers of IRC are also directors or officers of Franco-Nevada or any of its subsidiaries.

TRADING IN SECURITIES OF IRC

Neither IRC nor any of the directors, officers or other insiders or IRC and, to the knowledge of the directors and officers of IRC, after reasonable enquiry, no associate or affiliate of an insider of IRC, any affiliate or associate of IRC or any person acting jointly or in concert with IRC has engaged in any transaction in IRC Common Shares during the six-

month period preceding the date of this Directors’ Circular except as set out in the following table and except as set out under “Issuances of Securities of IRC to the Directors and Officers of IRC”.

			Number of	Price per
Name	Nature of Trade	Date of Trade	Common Shares	Common Share

Douglas J. Hurst	Disposition in the Public Market	August 27, 2009	7,000	C$4.00
	Disposition in the Public Market	September 2, 2009	34,000	C$4.10
	Disposition in the Public Market	September 22, 2009	5,000	C$4.40
	Disposition in the Public Market	September 22, 2009	5,000	$4.12
	Disposition in the Public Market	September 23, 2009	30,000	C$4.33
Gordon J. Fretwell	Disposition in the Public Market	September 30, 2009	10,000	C$4.30
	Disposition in the Public Market	October 23, 2009	1,100	C$4.36
	Disposition in the Public Market	October 23, 2009	1,700	C$4.26
	Disposition in the Public Market	October 23, 2009	5,400	C$4.23
	Disposition in the Public Market	October 23, 2009	1,800	C$4.21
Robert W. Schafer	Disposition in the Public Market	August 18, 2009	41,400	C$3.95
	Disposition in the Public Market	August 19, 2009	8,600	C$3.95
	Disposition in the Public Market	August 21, 2009	50,000	C$4.08

ISSUANCES OF SECURITIES OF IRC TO THE DIRECTORS AND OFFICERS OF IRC

No IRC Common Shares or IRC Options (or any other securities convertible into IRC Common Shares) have been issued to the directors, officers or other insiders of IRC during the two-year period preceding the date of this Directors’ Circular except as set out in the following tables:

IRC Options

	Number of IRC Common
Name	Shares subject to IRC Options	Date of Grant	Exercise Price		Expiry Date

Paul H. Zink	100,000	Mar 31, 2008	C$	5.24	Mar 30, 2013
Douglas B. Silver	107,600	Nov 13, 2008	C$	1.50	Nov 12, 2013
Ray W. Jenner	71,200	Nov 13, 2008	C$	1.50	Nov 12, 2013
Paul H. Zink	71,200	Nov 13, 2008	C$	1.50	Nov 12, 2013
James A. Lydic	60,000	Nov 13, 2008	C$	1.50	Nov 12, 2013
David R. Hammond	40,000	Nov 13, 2008	C$	1.50	Nov 12, 2013

IRC RIGHTS PLAN

On November 21, 2008, the IRC Board adopted the IRC Rights Plan. A motion to confirm the adoption by the IRC Board of the IRC Rights Plan was approved by IRC Shareholders at the Annual and Special Meeting of IRC Shareholders held on May 13, 2009 by a vote of 22,768,000 IRC Common Shares (60.5%) for and 14,854,859 IRC Common Shares (39.5%) against.

The IRC Rights Plan was not proposed or implemented in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over. The IRC Rights Plan was implemented by the IRC Board in order to ensure, to the extent possible, that IRC Shareholders are treated fairly in connection with any take-over bid and, due to the uniqueness of IRC’s business, to ensure that the IRC Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value. The IRC Rights Plan will continue in effect until the earlier of Termination Time, as defined in the IRC Rights Plan, and the date upon which the annual meeting of the holders of IRC Common Shares terminates in 2012.

The Franco-Nevada Offer does not constitute a Permitted Bid under the IRC Rights Plan. A copy of the IRC Rights Plan is publicly available on the System for Electronic Document Analysis and Retrieval at www.sedar.com under IRC’s profile.

Franco-Nevada has chosen to leave the Franco-Nevada Offer open for acceptance until 8:00 p.m. (Toronto time) on January 19, 2010 and has chosen not to make a “Permitted Bid” (as defined in the IRC Rights Plan). In fact, Franco-Nevada has made the Franco-Nevada Offer conditional on the IRC Rights Plan or its effects being terminated through, for example, a waiver by the IRC Board of the application of the IRC Rights Plan to the purchase of the IRC Common Shares by Franco-Nevada. The IRC Board believes that the IRC Rights Plan is an important instrument to allow it sufficient time to pursue value enhancing alternatives for IRC Shareholders, such as the Royal Gold Transaction. The IRC Board intends to use the IRC Rights Plan only to advance IRC Shareholder interests and is working to complete the Royal Gold Transaction. Under the Arrangement Agreement and consistent with IRC’s decision to consummate the Royal Gold Transaction, IRC has agreed not to waive any provision of, or exempt any person from, the IRC Rights Plan other than in connection with the completion of the Royal Gold Transaction.

On December 16, 2009, the IRC Board resolved to defer the “Separation Time” (as defined in the IRC Rights Plan) under the IRC Rights Plan in respect of the Franco-Nevada Offer. In accordance with the terms of the IRC Rights Plan, the rights were scheduled to separate and trade separately on the tenth trading day following the first public announcement of the current intention of any person to commence a takeover bid for IRC that is not a Permitted Bid under the IRC Rights Plan, or such later time as may be determined by the IRC Board in good faith. The IRC Board therefore elected, in accordance with the IRC Rights Plan, to defer the Separation Time until the earlier of (i) such date as may be determined in good faith by the IRC Board prior to the time any person becomes an “Acquiring Person” under the IRC Rights Plan or (ii) unless otherwise determined by the IRC Board, the day immediately prior to the date on which an “Acquiring Person” becomes such.

OWNERSHIP OF SECURITIES OF FRANCO-NEVADA

None of IRC, the directors and officers of IRC or, to the knowledge of the directors and officers of IRC after reasonable enquiry, no associate or affiliate of IRC, nor any insider of IRC (other than a director or officer of IRC as disclosed above), nor any associate or affiliate of an insider of IRC, nor any person or company acting jointly or in concert with IRC, beneficially owns or exercises control or direction over any securities of Franco-Nevada.

INTERESTS OF DIRECTORS AND OFFICERS IN
MATERIAL TRANSACTIONS WITH FRANCO-NEVADA

None of IRC or the directors or officers of IRC and their respective associates or, to the knowledge of the directors and officers of IRC after reasonable enquiry, any person or company who owns more than 10% of the IRC Common Shares has any interest in any material transaction to which Franco-Nevada is a party.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, no information is known to the directors of IRC that would reasonably be expected to affect the decision of the holders of IRC Common Shares to accept or reject the Franco-Nevada Offer.

MATERIAL CHANGES

Except as disclosed in this Directors’ Circular, the directors and officers of IRC are not aware of any other information that indicates any material change in the affairs of IRC since September 30, 2009, the date of the last published unaudited interim financial statements of IRC.

OTHER MATTERS

The principal office of IRC is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA 80112 and the telephone number at such office is (303) 799-9020. The principal office of Franco-Nevada is located at the Exchange Tower, 130 King Street West, Suite 740, Toronto, Ontario, Canada M5X 1E4.

INFORMATION AGENT

IRC has retained Georgeson to assist it in connection with IRC’s communications with IRC Shareholders with respect to the Franco-Nevada Offer. Georgeson will receive reasonable and customary compensation for its services and reimbursement for its reasonable out-of-pocket expenses. IRC has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with the engagement.

STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of IRC with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS’ APPROVAL

The contents of this Directors’ Circular have been approved and the delivery thereof has been authorized by the IRC Board.

CONSENT OF SCOTIA CAPITAL

We hereby consent to the reference to our opinion, dated December 28, 2009 in the Chairman’s letter enclosed with the Directors’ Circular dated December 28, 2009 (the “Circular”), and under the captions “Questions and Answers about the Franco-Nevada Offer and the Royal Gold Transaction”, “Summary”, “Reasons for the IRC Board’s Unanimous Recommendation Regarding the Franco-Nevada Offer”, “Background to the Franco-Nevada Offer and Response of IRC” and “Inadequacy Opinion of Scotia Capital” and to the inclusion of the foregoing opinion in the Circular.

Toronto, Ontario	(signed) SCOTIA CAPITAL INC.
December 28, 2009

CERTIFICATE

DATED:  December 28, 2009

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) “Douglas B. Silver”	(Signed) “Douglas J. Hurst”
Director	Director

SCHEDULE A

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Directors’ Circular:

“2009 Circular” means IRC’s Management Information Circular dated March 31, 2009 which was sent to IRC Shareholders in connection with IRC’s 2009 Annual and Special Meeting of IRC Shareholders;

“Agency” means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency, department or authority or other regulatory authority (including the TSX, AMEX and NASDAQ) or administrative agency or commission (including the securities regulatory authorities in each of the provinces of Canada and the United States Securities and Exchange Commission) or any elected or appointed public official;

“Alternative Transaction” has the meaning set forth under the heading “Royal Gold Transaction — The Arrangement Agreement — Non-Solicitation, Acquisition Proposals and Right to Match”;

“AMEX” means NYSE Amex LLC;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement (including the Plan of Arrangement) or made at the direction of the Court;

“Arrangement Agreement” means the arrangement agreement dated December 17, 2009 between IRC, Royal Gold and Canco;

“Canco” means 7296355 Canada Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of Royal Gold, which will issue the Exchangeable Shares pursuant to the Arrangement;

“CBCA” means the Canada Business Corporations Act, as amended;

“Company C” has the meaning set forth under “Background to the Franco-Nevada Offer and Response of IRC”;

“Court” means Ontario Superior Court of Justice (Commercial List);

“Exchangeable Shares” means the exchangeable shares of Canco as more particularly described in Appendix I to the Plan of Arrangement;

“Expenses” has the meaning set forth under the heading “Royal Gold Transaction — The Arrangement Agreement — Termination Fee and Expense Reimbursement”;

“Franco-Nevada” means Franco-Nevada Corporation, a corporation incorporated under the CBCA;

“Franco-Nevada Circular” means the offer to purchase and take-over bid circular in respect of the Franco-Nevada Offer;

“Franco-Nevada Inadequacy Opinion” means the written opinion, dated December 28, 2009, from Scotia Capital to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications stated in its opinion, the consideration offered by Franco-Nevada under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC Shareholders other than Franco-Nevada and its affiliates;

“Franco-Nevada Offer” means the offer made by Franco-Nevada, through its wholly-owned subsidiary, 7293275 Canada Inc., dated December 14, 2009 to purchase any and all of the outstanding IRC Common Shares;

“Georgeson” means Georgeson Shareholder Communications Canada Inc., as information agent to IRC;

“IRC” means International Royalty Corporation, a corporation continued under the CBCA;

“IRC Board” means the board of directors of IRC;

“IRC Common Shares” means the common shares of IRC;

“IRC Option Plan” means the amended and restated stock option plan of IRC effective June 8, 2004, as may be amended in accordance with the Arrangement Agreement;

“IRC Optionholders” means the holders at the relevant time of IRC Options;

“IRC Options” means all options to purchase IRC Common Shares issued pursuant to the IRC Option Plan;

“IRC Rights Plan” means the Shareholder Rights Plan Agreement dated as of November 21, 2008 between IRC and CIBC Mellon Trust Company;

“IRC Securityholders” means, collectively, the IRC Shareholders and the IRC Optionholders;

“IRC Shareholders” means the holders of IRC Common Shares;

“IRC Special Meeting” means the special meeting of IRC Securityholders scheduled to be held on February 16, 2010 to consider a special resolution to approve the Royal Gold Transaction;

“IRC Trust Indenture” has the meaning set forth under the heading “Royal Gold Transaction — The Arrangement Agreement — Conditions Precedent in Favour of Royal Gold and Canco”;

“Law” means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Agency;

“Materially Adverse” means, with respect to a person, a fact, circumstance, change, effect, occurrence, event or state of facts that, individually or in the aggregate, is or would reasonably be expected to (A) materially and adversely affect the financial condition, operations, results of operations, business, assets or capital of that person, or (B) prevent such person from performing its obligations under the Arrangement Agreement, the Arrangement and the other transactions related to the acquisition of IRC by Royal Gold contemplated by the Arrangement Agreement and the other agreements contemplated by the Arrangement Agreement or any other agreement contemplated thereby; provided that, except as hereinafter set forth, no fact, circumstance, change, effect, occurrence, event or state of facts relating to any of the following, individually or in the aggregate, is to be considered Materially Adverse, solely as contemplated in (A) above, (or be taken into account in determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse, solely as contemplated in (A) above): (i) general political, economic or financial conditions in North America or elsewhere; (ii) the state of (including any changes in) credit, banking, currency or capital markets generally in Canada, the United States, Europe or elsewhere (including the failure of any financial institution, whether or not IRC or Royal Gold, as the case may be, has credit arrangements or other business dealings with such financial institution, or the imposition of any limitation (whether or not mandatory) by any Agency on the extension of credit generally by financial institutions); (iii) any changes in currency exchange rates, interest rates, monetary policy or inflation; (iv) any change in the trading price or trading volume of IRC Shares or Royal Gold Shares, as the case may be; (v) conditions generally affecting the mining industry as a whole; (vi) any change in the market price for gold, silver, platinum, nickel, copper, lead, molybdenum, tungsten, zinc, uranium, oil and gas, sand, germanium, gallium or coal; (vii) any change in Law or in the interpretation, application or non-application of Law by any Agency; (viii) any national or international, political or social conditions (including, the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military, militant or terrorist attack (or any escalation or worsening thereof); (ix) any failure by IRC or Royal Gold, as the case may be, to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations; (x) any matters disclosed in the Arrangement Agreement in the IRC disclosure statement provided by IRC to Royal Gold concurrent with the execution and delivery of the Arrangement Agreement or in the Royal Gold disclosure statement provided by Royal Gold to IRC concurrent with the execution and delivery of the Arrangement Agreement; or (xi) any action or inaction taken by IRC or any of its subsidiaries or Royal Gold or any of its subsidiaries, as the case may be, to which the other party has expressly consented in writing or as expressly permitted by the Arrangement Agreement; provided that any cause of any change referred to in clause (iv) above may be taken into consideration when determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse, but excluding any underlying cause referred to in clauses (i) to (xi) above (other than clause (iv) above); provided further that any fact, circumstance, change, effect, occurrence, event or state of facts referred to in clauses (i), (ii), (iii), (v), (vi), (vii) and (viii) may nevertheless be taken into consideration when determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse to the extent that any such circumstance, change, effect, occurrence, event or state of facts disproportionately impacts the financial condition, operations, results of operations, business, assets or capital of that person relative to other participants in such person’s industry;

“NASDAQ” means the NASDAQ Global Select Market;

“Outside Date” means April 16, 2010, or such later date to which IRC and Royal Gold may agree in writing;

“Plan of Arrangement” means the plan of arrangement in the form and content of Schedule B annexed to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court;

“Response Period” has the meaning set forth under the heading “Royal Gold Transaction — The Arrangement Agreement — Non-Solicitation, Acquisition Proposals and Right to Match”;

“Royal Gold” means Royal Gold, Inc., a corporation incorporated under the laws of Delaware;

“Royal Gold Shares” means common shares of Royal Gold;

“Royal Gold Transaction” means the transactions contemplated by the terms of the Arrangement Agreement pursuant to which Royal Gold would acquire, directly or indirectly, all of the issued and outstanding IRC Common Shares in exchange for, at the election of each IRC Shareholder, C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares) or a combination thereof, for each IRC Common Share, subject to a maximum of $350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares in the aggregate and subject to pro-ration of the number of Royal Gold Shares and Exchangeable Shares, if IRC Shareholders elect to receive more than approximately $314 million in cash, all as described in greater detail in the material change report of IRC dated December 24, 2009 and filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com under IRC’s profile;

“Royal Gold Transaction Fairness Opinion” means the written opinion of Scotia Capital that, subject to certain assumptions, limitations and qualifications, as of December 17, 2009, the consideration under the Royal Gold Transaction was fair, from a financial point of view, to IRC Shareholders other than Royal Gold and its affiliates;

“Scotia Capital” means Scotia Capital Inc., financial advisor to IRC;

“Special Committee” has the meaning set forth under “Background to the Franco-Nevada Offer and Response of IRC”;

“TSX” means the Toronto Stock Exchange; and

“Voting Agreements” means the voting agreements entered into between Royal Gold and IRC Shareholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis pursuant to which, and subject to the terms thereof, the IRC Shareholders party thereto have agreed to vote their IRC Common Shares and IRC Options in favour of the special resolution to approve the Royal Gold Transaction.

SCHEDULE B

INADEQUACY OPINION OF SCOTIA CAPITAL

Scotia Capital Inc.
Scotia Plaza
40 King Street West
Box 4085, Station “A”
Toronto. Ontario
Canada M5W 2X6

December 28, 2009

Special Committee of the Board of Directors
The Board of Directors
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

To the Members of the Special Committee of the Board and Members of the Board:

We understand that Franco-Nevada Corporation (“Franco-Nevada” or the “Offeror”) has commenced an offer to purchase any and all of the issued and outstanding common shares (the “Company Shares”) of International Royalty Corporation (the “Company” or “IRC”), on the basis of C$6.75 in cash per Company Share (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) contained in the take-over bid circular (the “Circular”) of the Offeror dated December 14, 2009, and the related Letter of Transmittal and Notice of Guaranteed Delivery (together with the Offer to Purchase and the Circular, the “Offer Documents”). The terms and conditions of the Offers are more fully set forth in the Offer Documents.

Background and Engagement of Scotia Capital Inc. (“Scotia Capital”)

Scotia Capital was retained by the Special Committee of the Board of Directors (the “Special Committee”) and the Board of Directors of the Company on December 1, 2009 pursuant to an engagement letter (the “Engagement Agreement”) to perform such financial advisory and investment banking services for the Company as are customary in transactions of this type including assisting the Company in analyzing strategic alternatives and, if requested, structuring, negotiating and effecting a transaction. The Special Committee and the Board of Directors has requested that Scotia Capital provide its opinion (the “Opinion”) as to whether the Consideration offered pursuant to the Offer is adequate, from a financial point of view, to the holders of the Company Shares (other than the Offeror and its affiliates) (the “Company Shareholders”). The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services as financial advisor, including fees that are contingent on the completion of such transaction(s) and fees payable upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

The Special Committee and the Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Directors’ Circular of the Company responding to the Offer and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Overview of International Royalty Corporation

International Royalty Corporation is a global mineral-royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey’s Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an “insider”, “associate” or “affiliate” (as those terms are defined in the Securities Act (Ontario)) of the Company, the Offeror or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company, the Offeror or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently the sole lender to the Company and has in the past provided and may in the future provide traditional banking, financial advisory or investment banking services to the Company or any of its affiliates. Scotia Capital is also currently a lender to the Offeror and has in the past provided and may in the future provide traditional banking, financial advisory or investment banking services to the Offeror or its affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere. As such, Scotia Capital and Scotiabank may have had and may have positions in the securities of the Company, the Offeror or any of their respective affiliates from time to time, and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Offeror or any of their respective affiliates, or with respect to the Offer.

Scope of Review

In arriving at the Opinion, Scotia Capital has reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy thereof) among other things, the following:

(a)	the Offer Documents;

(b)	the latest draft of the Directors’ Circular of the Company, dated December 28, 2009, relating to the Offer;

(c)	the recently conducted process by the Company whereby several parties, including the Offeror, had expressed an interest in exploring potential transactions;

(d)	the Arrangement Agreement entered into between the Company and Royal Gold, Inc. (“Royal Gold”) on December 17, 2009 pursuant to which Royal Gold would acquire, directly or indirectly, all of the issued and outstanding Company shares in exchange for, at the election of the Company Shareholders, C$7.45 in cash or 0.1385 common shares of Royal Gold (or exchangeable shares) or a combination thereof per Company Share, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Royal Gold common shares and exchangeable shares in the aggregate and subject to pro-ration of the number of Royal Gold common shares and exchangeable shares if the Company Shareholders elect to receive more than approximately US$314 million in cash;

(e)	annual reports of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(f)	the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(g)	audited financial statements of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(h)	annual information forms of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(i)	unaudited quarterly reports of the Company for the three-month periods ended March 31, 2009, June 30, 2009 and September 30, 2009;

(j)	various internal Company management reports;

(k)	discussions with senior management of the Company;

(l)	discussions with the Company’s legal counsel;

(m)	discussions with other potentially interested parties;

(n)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(o)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(p)	representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(q)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no prior valuations (as defined for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and the Autorité des marchés financiers of Quebec) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and of its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Senior management of the Company has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Offer is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Offer.

The Opinion has been provided for the use and benefit of the Special Committee and the Board of Directors of the Company solely in connection with, and for the purpose of, its consideration of the Offer. Our opinion does not constitute a recommendation as to whether or not any holder of the Company Shares should tender such Company Shares in connection with the Offer. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders pursuant to the Offer is inadequate, from a financial point of view, to such Company Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-725-6575
Banks, Brokers and Collect Calls Number: 1-212-806-6859

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

1.1	Royal Gold Inc. Arrangement Agreement dated December 17, 2009 *

1.2	Material Change Report of International Royalty Corporation dated December 24, 2009 **

1.3	Press Release Dated December 29, 2009 **

*	Incorporated by reference to International Royalty Corporation’s Form 6-K furnished to the Securities and Exchange Commission, dated December 28, 2009.

**	Previously filed with International Royalty Corporation’s Schedule 14D-9F on December 31, 2009 (File No. 005-82680)

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process
(a)	At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F/A or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL ROYALTY CORPORATION
Dated: January 7, 2010	By:	/s/ Douglas B. Silver
Douglas B. Silver
Chief Executive Officer